Exhibit 99.1

NQ Mobile Inc. reports financial results for the First, Second and Third Quarter of 2014

BEIJING and DALLAS, December 18, 2014 /PRNewswire/ - NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile internet services, today announced its unaudited financial results for the first, second and third quarter of fiscal year 2014.

Highlights For Period From January 1, 2014 to September 30, 2014

•	Recorded Net Revenues of $242.6 million for the first three quarters ended September 30, 2014.

•	Generated a total of $22.0 million in operating cash flow for the first three quarters ended September 30, 2014.

•	The Company has maintained a strong balance sheet position despite numerous extraordinary items, total cash, cash equivalents and term deposits as of September 30, 2014 was $278.3 million.

•	Non-GAAP net income attributable to NQ Mobile for the first three quarters ended September 30, 2014 was $23.0 million.

•	Net Revenues for the fourth quarter of 2014 expected to be between $82 and $83 million.

•	Full year 2014 Net Revenues expected to range from $325 million to $326 million, up from the previously stated guidance range of $320 to $325 million.

Operating Metrics as of September 30, 2014

The Company is herein presenting, for the first time, the operating metrics of average monthly active user accounts (“MAUs”) as redefined to include many emerging businesses previously not included in the Company’s user account metrics. The MAUs presented herein include the user accounts in NQ Live, Music Radar and more recent investments such as Yipai and Showself, among others. As such, the MAUs presented herein should not be compared to previously reported operating metrics in historical periods because there is not a way to accurately compare such results. The MAUs for the period presented herein and going forward are expected to be better aligned with the key underlying trends of a mobile Internet platform company focused on driving mobile consumer traffic and engagement that can be monetized by advertising services. The MAU statistics do not include the users addressed by the installation of the Company’s advertising SDK into third-party applications or users addressed by the integration of the Company’s audio and image-based search technologies into third-party applications These indirect users generate impressions and search traffic that the Company can monetize outside of the user accounts generated directly by the Company’s own portfolio of products and applications.

Average Monthly Active User Accounts as of September 30, 2014: 159.0 million

“We are pleased to report our earnings results for the first three quarters of 2014, and we are excited about the new leadership we have in place and what the future holds for NQ Mobile,” said Omar Khan, Co-Chief Executive Officer of NQ Mobile. “The last year has had its share of challenges, but as we continue to successfully implement our strategy and transition to a traffic-based advertising model, we are extremely confident about our direction, our revenue growth, and what this means for our consumers and shareholders.”

“NQ Mobile is heading into the new year in an extraordinarily strong position. We are putting last year’s challenges behind us, we are generating strong cash flow from our operations, and we have an extremely talented and committed team,” said Dr. Vincent Wenyong Shi, Chairman, Chief Operating Officer and Acting Chief Financial Officer of NQ Mobile. “With our strategy in place, and the continued acceleration of the growth of our search and platform related revenues, we believe we can achieve great financial performance in 2015.”

Quarterly Results Presentation

There will be a separate section for the first three quarters ended September 30, 2014 presented below. Within each section, there is added commentary and descriptions outlining various extraordinary items, business mix impacts, as well as other factors associated with business trends. Similar to the changes in the presentation of operating metrics to better align with NQ Mobile’s current business, the Company is also presenting net revenues in segments that match NQ Mobile’s business now and going forward. Specifically, the Company plans to present net revenues in the following segments: Mobile Value Added Services, which include mobile security and productivity, mobile games, social entertainment and search related revenues when that business becomes more significant in the future; Advertising Services, which include all of the Company’s advertising, third party app referral, promotion and advertisement network revenues; Enterprise Mobility, which encompasses all of the Company’s enterprise revenues, and Other Services, which includes revenues generated by providing technical contract services to third parties.

The specific commentary for each quarter reported herein is provided below in the section for each respective quarter, presented below, but in an effort to help consolidate and clearly describe some of the key business trends and items that impacted the profitability in the Company’s business thus far in 2014, below please find a summary of the three major items impacting NQ Mobile’s profitability:

1. Enterprise Mix: The biggest impact to profitability over this reporting period ended September 30, 2014 is the change in business mix and expansion of the enterprise mobility segment. The Company generated total net revenues of $104.7 million in its enterprise mobility segment for the first three quarters ended September 30, 2014 compared to $29.5 million over the same period in 2013. The majority of the increase in enterprise mobility revenues came from product sales. The total cost of sales associated with product sales increased to $94.0 million for the first three quarters ended September 2014 compared to $19.6 million for the same period in 2013. This increase accounted for approximately 63.4% of the total increase in the Company’s total cost of revenues for the period compared to last year.

2. Cost of Revenues Increase excluding the Enterprise Mix: Excluding the impact from the increased enterprise mobility revenue mix, the remaining increase in cost of revenues was driven primarily by two factors. The biggest factor is related to the advertising services segment. Specifically, the costs in the advertising services segment include the payments the Company makes to developers and other partners for their advertising space (inventory) for which NQ Mobile delivers advertising. These advertising inventory costs increased compared to the same period in 2013. This increase accounted for approximately 18.9% of the total increase in the Company’s total cost of revenues, or approximately $22.2 million for the first three quarters ended September 30, 2014 compared to the same period in 2013. The second factor is related to the Company’s subsidiary FL Mobile and specifically, mobile game revenues. The revenue sharing costs associated with app stores and other business partners have increased year over year as mobile game revenues increased. This increase accounted for approximately 10.6% of the total increase in the total cost of revenues for the three quarters ended September 30, 2014 compared to the same period last year.

3. Operating Costs: There were three main factors within operating costs that impacted profitability in the reported periods. The first is the extraordinary and one-time items related to the expenses incurred for the handling of short seller allegations and all of the associated independent investigation work, professional fees and extra auditor fees, among others. These total extraordinary costs incurred over the first three quarters ended September 30, 2014 amounted to $6.8 million. We do not see these costs factoring into operating expenses going forward. The second factor was the increase in share-based compensation expense. Total share-based compensation expense increased to $64.5 million for the first three quarters ended September 30, 2014, up from $40.5 million during the same period in 2013. The increase was primarily from share-based compensation expense associated with the Company’s investments and acquisitions. The final factor that led to an increase in operating expenses in the three quarters ended September 30, 2014 over the same period from last year came from the operating expenses, including higher staff costs, from the Company’s emerging products and new businesses that the Company has not yet started to materially monetize. Some of these businesses include NQ Live (or vLife), Music Radar (Yinlong), Ruifeng (the Company’s mobile healthcare services), among others.

First Quarter 2014 Results

Revenues

Net revenues in the first quarter of 2014 increased 140.1% year-over-year to $79.8 million from $33.2 million in the same period in 2013.

Mobile value added service revenues increased 20.2% year-over-year to $27.4 million from $22.7 million in the same period in 2013. The increase in mobile value added service revenues was primarily due to the increase of mobile game revenues, offset by the decrease in consumer mobile security revenues. The increase in mobile game revenues was primarily due to the rapid growth of FL Mobile’s game platform and the launch of new games in the first quarter of 2014. The decrease in consumer mobile security revenues was primarily due to the Company’s moving its focus away from premium security subscription-based revenues and focusing more on mobile applications and services that can be monetized via advertising.

Advertising revenues increased 407.0% year-over-year to $16.8 million from $3.3 million in the same period in 2013. Such robust growth was due to increased monetization through advertising and successful third party application referrals resulting mainly from the acquisitions of WAPS and Fanyue, the Company’s online and offline advertising networks.

Enterprise mobility revenues increased 463.4% year-over-year to $34.4 million from $6.1 million in the same period in 2013. This increase is mainly due to the fast growth of the enterprise mobility business as a result of obtaining a premium distributor agreement with Apple Inc. as well as the acquisition of Trustek, which is also a premium distributor for Apple Inc.

Other revenues increased 12.8% year-over-year to $1.2 million from $1.1 million in the same period in 2013. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the first quarter of 2014 increased 381.5% year-over-year to $50.4 million from $10.5 million in the same period in 2013. The year-over-year increase was primarily due to higher cost of products for the enterprise mobility business, which totaled $31.5 million in the first quarter of 2014 compared to $3.8 million in the same period last year. Advertising inventory costs, or the cost that the Company pays developers and other partners for advertising space (inventory) increased to $7.4 million in the first quarter of 2014 compared to $0.5 million in the same period last year. The cost of additional revenue share for the Company’s mobile game business increased to $3.8 million in the first quarter of 2014 compared to $0.05 million in the same period last year.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2014 increased 29.2% to $29.4 million from $22.8 million in the same period in 2013. Gross margin, or gross profit as a percentage of net revenues, was 36.9% in the first quarter of 2014, compared with 68.5% in the same period in 2013. Excluding the impact from the enterprise mobility business, gross margin was 60.8% in the first quarter of 2014, down from 76.3% in the first quarter of 2013. The primary reasons for the decline in gross profit and gross margin is detailed in the cost of revenues section above.

Operating Expenses

Total operating expenses in the first quarter of 2014 increased 141.6% year-over-year to $49.4 million from $20.4 million in the same period last year. Non-GAAP operating expenses, which exclude the expenses incurred for the handling of short seller allegations, share-based compensation, and the interest expense of convertible debts, increased 77.3% year-over year to $22.9 million up from $12.9 million in the same period in 2013.

Non-GAAP selling and marketing expenses, which exclude share-based compensation, increased 68.5% year-over-year to $7.0 million, up from $4.2 million in the same period in 2013. The year-over-year increase was mainly due to higher marketing and advertising costs and increased staff costs associated with a growing headcount.

Non-GAAP general and administrative expenses, which exclude the expenses incurred for the handling of short seller allegations and share-based compensation, increased 88.9% year-over-year to $11.0 million, up from $5.8 million in the same period in 2013. The year-over-year increase was mainly due to higher legal and professional fees related to acquisitions, and higher bad debt expenses.

Non-GAAP research and development expenses, which exclude share-based compensation, increased 66.5% to $4.9 million up from $2.9 million, in the same period in 2013. The year-over-year increase was primarily due to higher staff costs associated with headcount growth.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating costs and expense line items, amounted to $23.4 million in the first quarter of 2014, compared to $7.6 million in the corresponding period in 2013. The increase in share-based compensation expenses was mainly due to share options related to the performance conditions granted in relation to the Company’s acquisitions.

Income/Loss from Operations and Operating Margin

Loss from operations in the first quarter of 2014 was $20.0 million, compared with operating profit of $2.3 million in the same quarter last year.

Non-GAAP operating income decreased 34.2% year-over-year to $6.6 million down from $10.0 million in the same period in 2013. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 8.2% in the first quarter of 2014, compared with 29.9% in the same quarter a year ago. Excluding the impact from the enterprise mobility business, non-GAAP operating margin was 15.7% in the first quarter of 2014 compared with 33.4% in the same period in 2013.

Foreign Exchange Gain / (Loss), Interest Income and Other Income

Foreign exchange loss was $0.8 million in the first quarter of 2014, compared with a gain of $0.1 million in the same quarter a year ago. Foreign exchange loss was primarily attributable to the depreciation of RMB against the US Dollar. Interest expenses were $1.3 million in the first quarter of 2014, compared with an interest income of $0.8 million in the same quarter a year ago. Interest expenses were primarily derived from interest expense of convertible debts, offset by the interest income from certain term deposits.

Income Tax

Income tax benefits were $0.5 million in the first quarter of 2014, compared with an income tax expense of $0.3 million in the same quarter a year ago.

Net Income/loss

Net loss attributable to NQ Mobile was $21.7 million in the first quarter of 2014, compared with net income of $2.9 million in the same quarter a year ago. Non-GAAP net income attributable to NQ Mobile was $7.1 million in the first quarter of 2014, compared with $10.5 million in the first quarter of 2013.

Cash Flow and Deferred Revenue

Net cash flow generated from operations for the first quarter of 2014 was $12.8 million. Cash and cash equivalents and term deposits together amounted to $274.8 million as of March 31, 2014. Deferred revenue was $20.9 million at the end of the first quarter of 2014.

Second Quarter 2014 Results

Revenues

Net revenues in the second quarter of 2014 increased 97.2% year-over-year to $81.6 million, up from $41.4 million in the same period in 2013.

Mobile value added service revenues increased 9.2% year-over-year to $29.2 million up from $26.8 million in the same period in 2013. The increase in mobile value added service revenues was primarily due to the increase of mobile game revenues, offset by the decrease in consumer mobile security revenues. The increase in mobile game revenues was primarily due to the rapid growth of FL Mobile’s game platform and the launch of new games in the second quarter of 2014. The decrease in consumer mobile security revenues was primarily due to the Company’s moving its focus away from premium security subscription-based revenues and focusing more on mobile applications and services that can be monetized via advertising.

Advertising revenues increased 176.1% year-over-year to $15.3 million up from $5.5 million in the same period in 2013. Such robust growth was due to increased monetization through advertising and successful third party application referrals mainly from the acquisitions of WAPS and Fanyue, the Company’s online and offline advertising networks.

Enterprise mobility revenues increased 342.4% year-over-year to $35.6 million up from $8.1 million in the same period in 2013. This increase is mainly due to the fast growth of the enterprise mobility business as a result of obtaining a premium distributor agreement with Apple Inc. as well as the acquisition of Trustek, which is also a premium distributor for Apple Inc.

Other revenues increased 44.6% year-over-year to $1.5 million up from $ 1.0 million in the same period in 2013. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the second quarter of 2014 increased 294.6% year-over-year to $54.5 million, up from $13.8 million in the same period in 2013. The year-over-year increase was primarily due to the higher cost of products for the enterprise mobility business, which totaled $32.7 million in the second quarter of 2014 compared to $4.9 million in the second quarter in 2013. Advertising inventory costs increased to $8.5 million in the second quarter of 2014 compared to $1.7 million in the second quarter last year. The cost of additional revenue share for the Company’s mobile game business increased to $4.6 million in the second quarter of 2014 compared to $0.6 million in the second quarter of last year.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2014 decreased 1.5% year-over-year to $27.2 million down from $27.6 million in the same period in 2013. Gross margin was 33.3% in the second quarter of 2014, compared with 66.7% in the same quarter of last year. Excluding the impact from the enterprise mobility business, gross margin was 55.2% in the second quarter of 2014 compared with 74.6% in the same period last year. The primary reasons for the decline in gross profit and gross margin is detailed in the cost of revenue section above.

Operating Expenses

Total operating expenses in the second quarter of 2014 increased 84.4% year-over-year to $49.9 million, up from $27.1 million in the same period in 2013. Non-GAAP operating expenses, which exclude the expenses incurred for the handling of short seller allegations, share-based compensation, and the interest expense of convertible debts, increased 66.6% year-over-year to $23.4 million up from $14.1 million in the same period in 2013.

Non-GAAP selling and marketing expenses, which exclude share-based compensation, increased 35.1% year-over-year to $7.8 million, up from $5.8 million in the same period in 2013. The year-over-year increase was primarily due to higher staff costs and travel and entertainment costs.

Non-GAAP general and administrative expenses, which exclude expenses incurred for the handling of short seller allegations and share-based compensation, increased 94.6% year-over-year to 10.0 million up from $5.2 million in the same period in 2013. The year-over-year increase was mainly due to higher staff costs and legal and professional fees related to acquisitions.

Non-GAAP research and development expenses, which exclude share-based compensation, increased 78.5% year-over-year to $5.6 million up from $3.1 million in the same period in 2013. The year-over-year increase was primarily due to higher staff costs and office related expenses.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating costs and expense line items, amounted to $25.4 million in the second quarter of 2014, compared to $13.1 million in the corresponding period in 2013. The increase in share-based compensation expenses was mainly due to share options related to the performance conditions granted in relation to the Company’s acquisitions.

Income/Loss from Operations and Operating Margin

Loss from operations in the second quarter of 2014 was $22.8 million, compared with the operating income of $0.5 million in the same period in 2013. Non-GAAP operating income decreased 72.1% year-over-year to $3.8 million down from $13.7 million in the same period in 2013. Non-GAAP operating margin was 4.7% in the second quarter of 2014, compared with 33.0% in the same quarter of 2013. Excluding the impact from enterprise mobility business, non-GAAP operating margin was 10.4% in the second quarter of 2014 compared with 38.3% in the same period in 2013.

Foreign Exchange Gain / (Loss), Interest Income and Other Income

Foreign exchange loss was $0.04 million in the second quarter of 2014, compared with a gain of $0.9 million in the same quarter of 2013. Foreign exchange loss was primarily attributable to the depreciation of RMB against the US Dollar. Interest expenses were $1.4 million in the second quarter of 2014, compared with interest income of $0.9 million in the same quarter of 2013. Interest expenses were primarily derived from interest expense of the convertible debts, offset by the interest income from certain term deposits.

Income Tax

Income tax expenses were $1.7 million and the effective tax rate was 10.6% in the second quarter of 2014, compared with an income tax expense of $0.06 million in the same quarter of 2013.

Net Loss

Net loss attributable to NQ Mobile was $16.8 million in the second quarter of 2014, compared with net income of $1.9 million in the same period in 2013. Non-GAAP net income attributable to NQ Mobile was $12.1 million in the second quarter of 2014, compared with $15.0 million in the second quarter of 2013.

Cash Flow and Deferred Revenue

Net cash flow generated from operations for the second quarter of 2014 was $3.0 million. Cash and cash equivalents and term deposits together amounted to $272.8 million as of June 30, 2014. Deferred revenue was $19.3 million at the end of the second quarter of 2014.

Third Quarter 2014 Results

Revenues

Net revenues in the third quarter of 2014 increased 49.8% year-over-year to $81.2 million up from $54.2 million in the same period in 2013.

Mobile value added service revenues decreased 6.7% year-over-year to $25.1 million down from $27.0 million in the same period in 2013. The slight decrease in mobile value added services revenues was primarily due to the decrease in consumer mobile security revenues, offset by the increase of mobile game revenues. The decrease in consumer mobile security revenues was primarily due to the Company moving its focus away from premium security subscription-based revenues and focusing more on mobile applications and services that can be monetized via advertising. The increase in mobile game revenues was primarily due to the rapid growth of FL Mobile’s game platform and the launch of new games in the third quarter of 2014.

Advertising revenues increased 84.5% year-over-year to $20.4 million up from $11.0 million for the same period in 2013. Such robust growth was due to increased monetization through advertising and successful third party application referrals resulting mainly from the acquisitions of WAPS and Fanyue, the Company’s online and offline advertising networks.

Enterprise mobility revenues increased 125.7% year-over-year to $34.6 million up from $15.3 million in the same period in 2013. This increase is mainly due to the fast growth of the enterprise mobility business as a result of obtaining a premium distributor agreement with Apple Inc. as well as the acquisition of Trustek, which is also a premium distributor for Apple Inc.

Other revenues in the third quarter of 2014 increased 17.8% year-over-year to $1.1 million up from $0.9 million in the same period in 2013. Other revenues are generated primarily by providing technical contract services to third parties thus the revenues fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the third quarter of 2014 increased 167.5% year-over-year to $58.7 million up from $21.9 million in the same period in 2013. The year-over-year increase was primarily due to the higher cost of products for the enterprise mobility business, which totaled $29.8 million in the third quarter of 2014 compared to $10.9 million in the third quarter of 2013. Advertising inventory costs, or the cost that the Company pays developers and other partners for the advertising space (inventory) increased to $12.6 million in the third quarter of 2014 compared to $4.0million in the third quarter of 2013. The cost of additional revenue share for the mobile game business increased to $5.1 million in the third quarter of 2014 compared to $0.6 million in the third quarter of 2013.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2014 decreased 30.2% year-over-year to $22.5 million down from $32.3 million in the same period in 2013. Gross margin was 27.8% in the third quarter of 2014, compared with 59.5% in the same quarter a year ago. Excluding the impact from the enterprise mobility business, gross margin was 41.0% in the third quarter of 2014 compared with 73.3% in the same period last year. The primary reasons for the decline in gross profit and gross margin is detailed in the cost of revenue section above.

Operating Expenses

Total operating expenses in the third quarter of 2014 increased 16.9% year-over-year to $40.9 million, up from $35.0 million in the same period in 2013. Non-GAAP operating expenses, which exclude the expenses incurred for the handling of short seller allegations, share-based compensation, and the interest expense of convertible debts, increased 48.1% year-over-year to $22.7 million up from $15.3 million in the same period in 2013.

Non-GAAP selling and marketing expenses, which exclude share-based compensation, increased 20.1% year-over-year to $7.3 million up from $6.1 million in the same period in 2013. The year-over-year increase was primarily due to higher staff costs and office related expenses.

Non-GAAP general and administrative expenses, which exclude the expenses incurred for the handling of short seller allegations and share-based compensation, increased 68.6% year-over-year to $9.5 million up from $5.6 million in the same period in 2013. The year-over-year increase was primarily due to the increase in legal and professional fees related to acquisitions, depreciation and amortization and staff costs.

Non-GAAP research and development expenses, which exclude share-based compensation, increased 63.2% to $5.9 million up from $3.6 million in the same period in 2013. The year-over-year increase was primarily due to higher staff costs and joint R&D costs.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were $15.7 million in the third quarter of 2014, comparing to $19.7 million in the corresponding period in 2013. The increase in share-based compensation expenses was mainly due to share options related to the performance conditions granted in relation to the Company’s acquisitions.

Income/Loss from Operations and Operating Margin

Loss from operation for the third quarter of 2014 was $18.3 million, compared with the operating loss of $2.7 million in the same period in 2013. Non-GAAP operating loss was $0.05 million in the third quarter of 2014, compared with the operating income of $17.1 million in the same period in 2013. Non-GAAP operating margin was -0.1% in the third quarter of 2014, compared with 31.5% in the same quarter a year ago. Excluding the impact from enterprise mobility business, non-GAAP operating margin was -0.4% in the third quarter of 2014 compared to 39.0% in the same period in 2013.

Foreign Exchange Gain / (Loss), Interest Income and Other Income

Foreign exchange loss was $0.03 million in the third quarter of 2014, compared with a gain of $0.2 million in the same quarter a year ago. Foreign exchange loss was primarily attributable to the depreciation of RMB against the US Dollar. Interest expenses were $1.5 million in the third quarter of 2014, compared with interest income of $0.9 million in the same quarter a year ago. Interest expenses were primarily derived from the convertible bonds, partially offset by interest income from certain term deposits.

Income Tax

Income tax expenses were $0.9 million and the effective tax rate was 5.1% in the third quarter of 2014, compared with an income tax expense of $0.9 million in the same quarter a year ago.

Net Income/Loss

Net loss attributable to NQ Mobile was $17.0 million in the third quarter of 2014, compared with the net loss of $2.4 million in the same period in 2013. Non-GAAP net income attributable to NQ Mobile was $3.7 million in the third quarter of 2014, compared with $17.4 million in the third quarter of 2013.

Cash Flow and Deferred Revenue

Net cash flow generated from operations for the third quarter of 2014 was $6.1 million. Cash and cash equivalents and term deposits together amounted to $278.3 million as of September 30, 2014. Deferred revenue was $17.1 million at the end of third quarter of 2014.

Other Significant Events

Board Changes

NQ Mobile also announced today changes to its Board of Directors. A new independent director, Mr. Roland Wu, has been appointed to the Board, effective immediately. In addition, Mr. James Ding and Mr. Xiuming Tao are stepping down from their positions on the Board for personal reasons, effective immediately. At the same time, Mr. Justin Chen has been appointed the chairman of the Corporate Governance and Nominating Committee of the Board. After the appointment of Mr. Roland Wu and the resignation of Messrs. James Ding and Xiuming Tao, the Company now has a total of nine directors on its Board, including five independent directors.

Mr. Roland Wu joins NQ Mobile’s Board with extensive experience and in-depth capital markets knowledge, having served in key management roles at several Hong Kong-listed companies over the last fourteen years. He has recently served as Executive Director of China Tycoon Beverage Holdings Limited and Bestway International Holdings Limited. Additionally, Mr. Wu has served as a portfolio manager at Haitong International Asset Management Company and as an investment analyst at Baoying Fund Management Co., Ltd. He has an MBA from Nankai University and a Bachelor of Computer Science from Beijing Jiaotong University.

“We would like to thank both Messers. James Ding and Xiuming Tao for their loyal service and dedication to NQ Mobile over the years, particularly over the past year while we faced many challenges. On behalf of our entire organization, we wish them well on their many other endeavors,” commented Chairman, Chief Operating Officer and Acting Chief Financial Officer of NQ Mobile, Dr. Vincent Wenyong Shi. “We also welcome Mr. Wu as a new independent director and look forward to benefitting from his knowledge and experience as NQ Mobile focuses on delivering solid growth in 2015 and beyond.”

Business Outlook

The Company expects net revenues to be in the range of $82 million and $83 million for the fourth quarter of 2014, bringing the expected full year net revenues to the range of $325 million to $326 million, up from the previously issued range of $320 million to $325 million.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:00PM U.S. Eastern Time on Thursday, December 18, 2014, (9:00AM Beijing/Hong Kong Time on Friday, December 19, 2014).

The dial-in details for the conference call are:

U.S. Toll Free:	1-800-742-9301
International:	+1-845-507-1610
Hong Kong:	852-3051-2792
United Kingdom:	44 203-651-4876
China Mainland:	4001203170 or 8008700210
Conference ID:	48350296

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 p.m. U.S. EST on December 18 through January 01, 2015. The dial-in details for the replay are:

U.S. Toll Free:	1-855-452-5696
International:	+1-646-254-3697
Conference ID:	48350296

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

Follow us on Twitter @NQMobileIR.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, expenses related to the handling of short seller allegations and interest expenses of the convertible debts. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, expenses related to the handling short seller allegations and interest expenses of convertible debts, are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

+1 469 310 5281

Twitter: @NQMobileIR

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	173,849	168,311	172,434	179,718
Term deposits	104,478	104,473	102,404	103,331
Accounts receivable, net of allowance of US$8,961, US$8,647, US$7,031 and US$3,918 as of September 30, June 30, and March 31, 2014 and December 31, 2013 respectively	79,028	81,435	82,880	81,908
Inventory	3,337	6,803	10,273	8,443
Deferred tax assets, current portion	1,978	1,776	1,637	1,131
Prepaid expenses and other current assets	39,597	31,325	34,368	42,761

Total current assets	402,267	394,123	403,996	417,292

Equity investments	36,163	31,510	37,084	81,972
Property and equipment, net	5,092	4,719	4,238	3,615
Intangible assets, net	36,884	39,835	30,059	18,533
Goodwill	319,417	319,401	179,203	76,020
Deferred tax assets, non-current portion	1,952	1,720	773	278
Other non-current assets	16,896	15,743	12,767	11,652

Total Assets	818,671	807,051	668,120	609,362

LIABILITIES
Current liabilities:
Receipt in advance	1,545	551	5,192	5,383
Accounts payable	18,374	16,435	14,525	11,726
Deferred revenue	17,103	19,320	20,933	21,072
Consideration payable of acquiring an associate	—	—	—	25,217
Accrued expenses and other current liabilities	47,957	36,003	32,969	26,401
Tax payable	4,964	3,441	3,901	4,084

Total current liabilities	89,943	75,750	77,520	93,883

Noncurrent liabilities:
Convertible debts	172,500	172,500	172,500	172,500
Deferred tax and other liabilities	9,261	9,864	5,733	2,823

Total Liabilities	271,704	258,114	255,753	269,206

SHAREHOLDERS’ EQUITY
NQ Mobile Inc.’s shareholders’ equity	489,165	490,532	382,371	333,752
Non-controlling interest	57,802	58,405	29,996	6,404

Total shareholders’ equity	546,967	548,937	412,367	340,156

Total Liabilities and Shareholders’ Equity	818,671	807,051	668,120	609,362

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(In thousands, except for share and per share data)

	Three months ended
	September 30, 2014	June 30, 2014	March 31, 2014	September 30, 2013	June 30, 2013	March 31, 2013
	US$	US$	US$	US$	US$	US$

Net Revenues
Mobile Value Added Services	25,074	29,269	27,348	26,875	26,793	22,744
Advertising Services	20,376	15,273	16,812	11,043	5,531	3,316
Enterprise Mobility	34,642	35,614	34,434	15,347	8,050	6,112
Other Services	1,103	1,481	1,202	936	1,024	1,066

Total net revenues	81,195	81,637	79,796	54,201	41,398	33,238

Cost of revenues*	(58,656)	(54,465)	(50,382)	(21,928)	(13,804)	(10,463)

Gross profit	22,539	27,172	29,414	32,273	27,594	22,775

Operating expenses:
Selling and marketing expenses*	(7,786)	(8,109)	(7,441)	(6,588)	(6,384)	(5,057)
General and administrative expenses*	(26,955)	(35,912)	(36,702)	(24,290)	(16,954)	(11,812)
Research and development expenses*	(6,115)	(5,912)	(5,235)	(4,083)	(3,738)	(3,570)

Total operating expenses	(40,856)	(49,933)	(49,378)	(34,961)	(27,076)	(20,439)

(Loss)/Income from operations	(18,317)	(22,761)	(19,964)	(2,688)	518	2,336

Interest (expense)/income	(1,547)	(1,410)	(1,301)	901	876	838
Foreign exchange (loss) /gain, net	(33)	(43)	(777)	201	900	108
Investment income	2,538	10,080	368	—	—	5
Investment impairment	(2,112)	(2,068)	(1,187)	—	—	—
Other income, net	2,686	470	181	84	114	194

(Loss)/Income before income taxes	(16,785)	(15,732)	(22,680)	(1,502)	2,408	3,481

Income tax (expense)/benefit	(856)	(1,671)	457	(903)	(64)	(323)

Net (loss)/income	(17,641)	(17,403)	(22,223)	(2,405)	2,344	3,158

Net loss/(income) attributable to the non-controlling interest	605	600	556	55	(434)	(298)

Net (loss)/income attributable to NQ Mobile Inc.	(17,036)	(16,803)	(21,667)	(2,350)	1,910	2,860

Net (loss)/income	(17,641)	(17,403)	(22,223)	(2,405)	2,344	3,158
Foreign currency translation adjustment	20	289	(2,687)	863	1,895	317

Comprehensive (loss)/income	(17,621)	(17,114)	(24,910)	(1,542)	4,239	3,475
Comprehensive loss/(income) attributable to non-controlling interest	605	600	556	55	(434)	(298)

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(17,016)	(16,514)	(24,358)	(1,487)	3,805	3,177

Net (loss)/earnings per Class A and Class B common share, basic	(0.0377)	(0.0443)	(0.0671)	(0.0083)	0.0074	0.0114
Net (loss)/earnings per Class A and Class B common share, diluted	(0.0377)	(0.0443)	(0.0671)	(0.0083)	0.0066	0.0101
Net (loss)/earnings per ADS, basic	(0.1885)	(0.2215)	(0.3355)	(0.0415)	0.0370	0.0570
Net (loss)/earnings per ADS, diluted	(0.1885)	(0.2215)	(0.3355)	(0.0415)	0.0330	0.0505
Weighted average number of common shares outstanding:
Basic	451,839,042	379,671,632	322,703,307	284,530,717	257,398,054	251,661,693
Diluted	451,839,042	379,671,632	322,703,307	284,530,717	290,964,809	281,994,344
Weighted average number of ADS outstanding:
Basic	90,367,808	75,934,326	64,540,661	56,906,143	51,479,611	50,332,339
Diluted	90,367,808	75,934,326	64,540,661	56,906,143	58,192,962	56,398,869

* Share-based compensation expense included in:
Cost of revenues	94	58	59	97	114	109
Selling and marketing expenses	481	317	423	505	617	892
General and administrative expenses	14,895	24,700	22,601	18,660	11,797	5,979
Research and development expenses	230	321	351	477	605	636

	15,700	25,396	23,434	19,739	13,133	7,616

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(In thousands, except for share and per share data)

	Nine months ended
	September 30, 2014	September 30, 2013
	US$	US$

Net Revenues
Mobile Value Added Services	81,691	76,412
Advertising Services	52,461	19,890
Enterprise Mobility	104,690	29,509
Other Services	3,786	3,026

Total net revenues	242,628	128,837

Cost of revenues*	(163,503)	(46,195)

Gross profit	79,125	82,642

Operating expenses:
Selling and marketing expenses*	(23,336)	(18,029)
General and administrative expenses*	(99,569)	(53,056)
Research and development expenses*	(17,262)	(11,391)

Total operating expenses	(140,167)	(82,476)

(Loss)/Income from operations	(61,042)	166

Interest (expense)/income	(4,258)	2,615
Foreign exchange (loss)/gain, net	(853)	1,209
Investment income	12,986	5
Investment impairment	(5,367)	—
Other income, net	3,337	392

(Loss)/Income before income taxes	(55,197)	4,387

Income tax expense	(2,070)	(1,290)

Net (loss)/income	(57,267)	3,097

Net loss/(income) attributable to the non-controlling interest	1,761	(677)

Net (loss)/income attributable to NQ Mobile Inc.	(55,506)	2,420

Net (loss)/income	(57,267)	3,097
Foreign currency translation adjustment	(2,378)	3,075

Comprehensive (loss)/income	(59,645)	6,172
Comprehensive loss/(income) attributable to non-controlling interest	1,761	(677)

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(57,886)	5,495

Net (loss)/earnings per Class A and Class B common share, basic	(0.1441)	0.0091
Net (loss)/earnings per Class A and Class B common share, diluted	(0.1441)	0.0082
Net (loss)/earnings per ADS, basic	(0.7205)	0.0455
Net (loss)/earnings per ADS, diluted	(0.7205)	0.0410
Weighted average number of common shares outstanding:
Basic	385,206,398	264,650,552
Diluted	385,206,398	296,178,059
Weighted average number of ADS outstanding:
Basic	77,041,280	52,930,110
Diluted	77,041,280	59,235,612

* Share-based compensation expense included in:
Cost of revenues	211	320
Selling and marketing expenses	1,221	2,014
General and administrative expenses	62,196	36,436
Research and development expenses	902	1,718

	64,530	40,488

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three months ended
	September 30, 2014	June 30, 2014	March 31, 2014	September 30, 2013	June 30, 2013	March 31, 2013
	US$	US$		US$	US$	US$

Selling and marketing expenses under GAAP	(7,786)	(8,109)	(7,441)	(6,588)	(6,384)	(5,057)
Adjustment (a)	481	317	423	505	617	892

Non-GAAP selling and marketing expenses	(7,305)	(7,792)	(7,018)	(6,083)	(5,767)	(4,165)

General and administrative expenses under GAAP	(26,955)	(35,912)	(36,702)	(24,290)	(16,954)	(11,812)
Adjustment (a)	14,895	24,700	22,601	18,660	11,797	5,979
Adjustment (b)	2,570	1,174	3,081	—	—	—

Non-GAAP general and administrative expenses	(9,490)	(10,038)	(11,020)	(5,630)	(5,157)	(5,833)

Research and development expenses under GAAP	(6,115)	(5,912)	(5,235)	(4,083)	(3,738)	(3,570)
Adjustment (a)	230	321	351	477	605	636

Non-GAAP research and development expenses	(5,885)	(5,591)	(4,884)	(3,606)	(3,133)	(2,934)

(Loss)/Income from operations under GAAP	(18,317)	(22,761)	(19,964)	(2,688)	518	2,336
Adjustment (a)	15,700	25,396	23,434	19,739	13,133	7,616
Adjustment (b)	2,570	1,174	3,081	—	—	—

Non-GAAP (loss)/income from operations	(47)	3,809	6,551	17,051	13,651	9,952

Net (loss)/income attributable to NQ Mobile Inc. under GAAP	(17,036)	(16,803)	(21,667)	(2,350)	1,910	2,860
Adjustment (a)	15,700	25,396	23,434	19,739	13,133	7,616
Adjustment (b)	2,570	1,174	3,081	—	—	—
Adjustment (c)	2,497	2,382	2,268	—	—	—

Non-GAAP net income attributable to NQ Mobile Inc.	3,731	12,149	7,116	17,389	15,043	10,476

Non-GAAP weighted average number of ADS outstanding:
Basic	90,367,808	75,934,326	64,540,661	56,906,143	51,479,611	50,332,339
Diluted	93,608,747	81,853,107	73,127,632	63,042,766	58,192,962	56,398,869

Non-GAAP earnings per ADS, basic	0.0413	0.1600	0.1103	0.3056	0.2922	0.2081
Non-GAAP earnings per ADS, diluted	0.0399	0.1484	0.0973	0.2758	0.2585	0.1857

(a)	Adjustment to exclude the share-based compensation expense of each period
(b)	Adjustment to exclude the expense incurred for the handling short seller allegation
(c)	Adjustment to exclude the interest expense of convertible debts

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Nine months ended
	September 30, 2014	September 30, 2013
	US$	US$

Selling and marketing expenses under GAAP	(23,336)	(18,029)
Adjustment (a)	1,221	2,014

Non-GAAP selling and marketing expenses	(22,115)	(16,015)

General and administrative expenses under GAAP	(99,569)	(53,056)
Adjustment (a)	62,196	36,436
Adjustment (b)	6,825	—

Non-GAAP general and administrative expenses	(30,548)	(16,620)

Research and development expenses under GAAP	(17,262)	(11,391)
Adjustment (a)	902	1,718

Non-GAAP research and development expenses	(16,360)	(9,673)

(Loss)/income from operations under GAAP	(61,042)	166
Adjustment (a)	64,530	40,488
Adjustment (b)	6,825	—

Non-GAAP income from operations	10,313	40,654

Net (loss)/income attributable to NQ Mobile Inc. under GAAP	(55,506)	2,420
Adjustment (a)	64,530	40,488
Adjustment (b)	6,825	—
Adjustment (c)	7,147	—

Non-GAAP net income attributable to NQ Mobile Inc.	22,996	42,908

Non-GAAP weighted average number of ADS outstanding:
Basic	77,041,280	52,930,110
Diluted	82,956,843	59,235,612

Non-GAAP earnings per ADS, basic	0.2985	0.8107
Non-GAAP earnings per ADS, diluted	0.2772	0.7244

(a)	Adjustment to exclude the share-based compensation expense of each period
(b)	Adjustment to exclude the expense incurred for the handling short seller allegation
(c)	Adjustment to exclude the interest expense of convertible debts